VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 12, 2020	Michael J. Aiello +1 (212) 310-8552 michael.aiello@weil.com

Mr. Eric Envall

Mr. Michael Clampitt

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Willis Towers Watson Public Limited Company
Preliminary Proxy Statement on Schedule 14A
Filed May 11, 2020
File No. 001-16503

Dear Messrs. Envall and Clampitt:

On behalf of Willis Towers Watson Public Limited Company (“WTW” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 1, 2020 (the “Comment Letter”) with regard to the Preliminary Proxy Statement on Schedule 14A (File No. 001-16503) filed by the Company on May 11, 2020 (the “Preliminary Proxy Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Preliminary Proxy Statement.

Set forth below in bold are the comments contained in the Comment Letter pertaining to the Preliminary Proxy Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

The Company is filing concurrently with this letter an amendment to the Preliminary Proxy Statement (“Amendment No. 1”), which includes revisions to the Preliminary Proxy Statement in response to the Staff’s comments. We have enclosed with the copy of this letter that is being transmitted to the Staff via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement filed on May 11, 2020

Scheme Consideration to WTW Shareholders, page 18

1. Please include here, and in the first Q&A on page 1, the value of the per share consideration to WTW shareholders at key dates relevant to the transaction, such as March 4, 2020, March 6, 2020 and a date closer to the date you begin to distribute your proxy statement to your shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 18 and 67 of Amendment No. 1.

Opinion of Goldman Sachs, page 96

2. Please indicate on page 22-23, under the “Opinion of ...” sections, if you intend to seek an updated fairness opinion from Goldman Sachs and Credit Suisse in light of the market fluctuations that have occurred as a result of the recent COVID-19 outbreak. If so, please indicate how you will provide shareholders with any such updated fairness opinion.

The Company respectfully acknowledges the Staff’s comment, advises the Staff that it does not intend to obtain an updated fairness opinion from Goldman Sachs prior to the closing of the transaction and refers the Staff to the disclosure on page 38 under “The opinions of Aon’s and WTW’s respective financial advisors will not reflect changes in circumstances between the signing of the Business Combination Agreement and the closing of the transaction.”

Directors and Management of Aon Following the Transaction, page 109

3. Please describe the material terms of Mr. Haley’s employment agreement for his position as Executive Chairman of Aon that will be in effect upon closing of the transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24, 37, 109 and 202 of Amendment No. 1 to include the fact that no terms of the post-closing service or employment of any WTW director or WTW executive officer have been agreed between Aon and any such individual (except, in the case of Mr. Haley, that his title will be Executive Chairman of Aon focusing on growth and innovation). To the extent the material terms of Mr. Haley’s employment agreement for his position as Executive Chairman of Aon are agreed prior to the date of the definitive proxy statement, the disclosure will be updated accordingly.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Matthew Furman
General Counsel
Willis Towers Watson Public Limited Company

Matthew J. Gilroy
Weil, Gotshal & Manges LLP